July 20, 2007

Via: Facsimile and EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:

Ms. Carmen Moncada-Terry

Re:

Gryphon Gold Corporation
                                                Response Letter to SEC Comments to Form SB-2 filed June 7, 2007 (File No. 333-143581)
                                                and Form 10-QSB filed February 14, 2007 (File No. 333-127635)

Ladies and Gentlemen:

On behalf of our client, Gryphon Gold Corporation (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on June 29, 2007, in regard to the Form SB-2 filed by the Company on June 7, 2007 (File No. 333-143581) and Form 10-QSB filed on February 14, 2007 (Filed No. 333-127635).

SEC Comments:

General

1.

You indicate on the cover pages of your Forms 10-KSB for the years ended March 31, 2006 and March 31, 2007 that you have common stock registered under Section 12(g) of the Exchange Act. It appears that you have filed neither a Form 10 nor a Form 8-A.  In addition, we note that you continue to use the file number associated with your initial public offering on Form SB-2 at December 2005, file number 333-127635, to file your Exchange Act reports.  Please advise us as to how you have registered your common stock under Section 12(g).

Company Response:

The Company has not registered its common stock under Section 12(g) of the Exchange Act.  The Forms 10-KSB were inadvertently completed incorrectly.  The Company will ensure that its forms filed with the Securities and Exchange Commission are properly completed in the future.

SEC Comments:

Form SB-2 filed June 7, 2007

General

2.

Please update the financial information throughout the filing consistent with Item 310(g) of Regulation S-B.

Company Response:

The Company has filed an amended Form SB-2 concurrently with the filing of this response letter.  The amended Form SB-2 includes the Company’s financial statements for the fiscal year ended March 31, 2007, and updates the disclosure throughout the document to meet the requirements of Item 310(g) of Regulation S-B.

SEC Comments:

Cover Page

3.

Since you intend to market your securities in the United States, it appears that you should refer to the quotation on the Over-the-Counter Bulletin Board, rather than just the quotation on the TSX.

Company Response:

The Company has filed an amended Form SB-2 concurrently with the filing of this response letter.  The amended Form SB-2 includes quotations from the Over-the-Counter Bulletin Board on the cover page and in other relevant parts of the document.

Gryphon Gold Corporation
July 13, 2007

SEC Comments:

4.

We note that you included the following qualification in the opinion: “Our opinion expressed above is limited to Nevada Revised Statutes Chapter 78 and 92A governing for-profit Nevada corporations.”  Please obtain a new unqualified opinion that addresses all the applicable laws, including any applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

Company Response:

The Company has filed an amended Form SB-2 concurrently with the filing of this response letter.  The amended Form SB-2 includes a new opinion from Nevada legal counsel that is limited only by “Nevada Law” which includes all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting Nevada law.

Form 10-QSB for the period ended December 31, 2006

SEC Comments:

5.

We note that, as of the end of the period covered by the report, you “principal executive officer and principal financial officer evaluated the effectiveness of [y]our disclosure controls and procedures and determined that [you] had a deficiency in monitoring and evaluating independent engineering reports.”  Although we note that you implemented measures to address the deficiency and that, following the implementation of the measures, your officers determined that your disclosure controls and procedures are effective, you are nonetheless required to disclose your officers’ assessment as to the effectiveness of the disclosure controls and procedures as of the end of the period.  Please revise accordingly.

Company Response:

The Company has filed an amended Form 10-QSB concurrently with the filing of this response letter.  The amended Form 10-QSB includes the conclusion of the Company’s officers’ assessment as to the effectiveness of the disclosure controls and procedures as of the end of the period for the Form 10-QSB.

Gryphon Gold Corporation
July 13, 2007

SEC Comments:

6.

Please expand your discussion to provide more detail regarding the “deficiency in monitoring and evaluating independent engineering reports.”  Also, explain in better detail the “additional disclosure and monitoring procedures” implemented that resulted in what you believe are now effective disclosure controls and procedures.  Include dates of corrective actions and any associated material costs.  Furthermore, advise as to future actions that will be taken to further remediate the deficiency, and any associated materials costs. Finally, tell us the consideration you gave in providing risk factor disclosure regarding the deficiency.

Company Response:

The Company has filed an amended Form 10-QSB concurrently with the filing of this response letter.  The amended Form 10-QSB includes an expanded discussion of the material deficiency and the additional disclosure and monitoring procedures the Company implemented to correct the deficiency.

In regard to risk factor disclosure, the Company’s risk factors, contained in the Company’s 10-KSB and the Company registration statements as filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, all disclose that the Company’s technical reports regarding its mineral properties may not reflect actual conditions.  The risk factors state that resources are estimates based on interpretation and assumption and that these interpretations and assumptions “may prove to be unreliable”.  The risk factors disclose that the Company cannot assure investors that the “estimates are accurate,” “reserve, resource, and other mineralization estimates will be accurate,” or that “this mineralization can be mined or processed profitably.  Additionally, the risk factor states that it must rely upon the estimated calculations of independent geologists.  We believe that this disclosure is sufficient to warn about the potential risks involved in independent geologist reports.

Very truly yours,

/s/ Jason K. Brenkert

Jason K. Brenkert
Dorsey & Whitney LLP